                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            Tele-Communications, Inc.
                       -----------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")

5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")

6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")

7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1. Series A TCI Group Common Stock:                                    87924V101
2. Series B TCI Group Common Stock:                                    87924V200
3. Series A Liberty Media Group Common Stock:                          87924V507
4. Series B Liberty Media Group Common Stock:                          87924V606
5. Series A Ventures Group Common Stock:                               87924V887
6. Series B Ventures Group Common Stock:                               87924V879
7. Class B Preferred Stock:                                            87924V309

                       -----------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                 October 3, 1997
                       -----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.


Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Series A Ventures Group Common Stock:                                                                     87924V887
Series B Ventures Group Common Stock:                                                                     87924V879
Class B Preferred Stock:                                                                                  87924V309
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization       U.S.A.
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Series A TCI Group Common Stock                       5,940,468(1)
                                                  Series B TCI Group Common Stock                       4,571,053(2)
                                                  Series A Liberty Media Group Common Stock             3,374,824(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Series A Ventures Group Common Stock                  3,101,076(1)
                                                  Series B Ventures Group Common Stock                  2,335,159(2)
                                                  Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
                   8) Shared Voting Power         Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
Number of Shares                                  Series A Liberty Media Group Common Stock                        0
                                                  Series B Liberty Media Group Common Stock                        0
  Beneficially                                    Series A Ventures Group Common Stock                             0
                                                  Series B Ventures Group Common Stock                             0
  Owned by Each                                   Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
Reporting Person   9) Sole Dispositive Power      Series A TCI Group Common Stock                       5,940,468(1)
                                                  Series B TCI Group Common Stock                       4,571,053(2)
      With                                        Series A Liberty Media Group Common Stock             3,374,824(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Series A Ventures Group Common Stock                  3,101,076(1)
                                                  Series B Ventures Group Common Stock                  2,335,159(2)
                                                  Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
                                                  Series B Liberty Media Group Common Stock                        0
                                                  Series A Ventures Group Common Stock                             0
                                                  Series B Ventures Group Common Stock                             0
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  Series A TCI Group Common Stock                       5,940,468(1)
                                                  Series B TCI Group Common Stock                       4,571,053(2)
                                                  Series A Liberty Media Group Common Stock             3,274,824(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Series A Ventures Group Common Stock                  3,101,076(1)
                                                  Series B Ventures Group Common Stock                  2,335,159(2)
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                 / /
---------------------------------------------------------------------------------------------------------------------
           13)  Percent of Class Represented by Amount in Row (11)
                  1.3% of Series A TCI Group Common Stock
                  11.9% of Series B TCI Group Common Stock
                  1.0% of Series A Liberty Media Group Common Stock
                  5.4% of Series B Liberty Media Group Common Stock
                  0.8% of Series A Ventures Group Common Stock
                  7.2% of Series B Ventures Group Common Stock
                  0% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)        IN
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     Kim Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Kim Magness:

     1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

     2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

     3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

     4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

     5. Tele-Communications, Inc. Series A TCI Ventures Group, Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

     6. Tele-Communications, Inc. Series B TCI Ventures Group, Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

     7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Statement is hereby amended and supplemented by adding the following:

     Pursuant to the Company's offer to exchange shares of Series A Ventures Group Common Stock for up to an aggregate of 188,661,300 shares of Series A TCI Group Common Stock and shares of Series B Ventures Group Common Stock for up to an aggregate of 16,266,400 shares of Series B TCI Group Common Stock (collectively, the "Exchange Offers"), the Betsy Magness Estate tendered for exchange 2,145,809 shares of its Series B TCI Group Common Stock and 765,917 shares of Series A TCI Group Common Stock in exchange for 2,145,809 shares of Series B Ventures Group Common Stock and 765,917 shares of Series A Ventures Group Common Stock, respectively. Kim Magness tendered 189,350 shares of his Series B TCI Group Common Stock in exchange for 189,350 shares of Series B Ventures Group Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Statement is hereby amended and supplemented by adding the following:

     The filing person participated in the Exchange Offers, all as described in
Item 3 above, in order to own shares in the Series A Ventures Group Common Stock and Series B Ventures Group Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                                 AMOUNT AND NATURE OF          PERCENT OF           TOTAL
   TITLE OF CLASS                                BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
   --------------                                --------------------        --------------    ---------------
                                                                                                     4.0%

   Series A TCI Group Common Stock               5,940,468(2)(3)(4)                    1.3%

   Series B TCI Group Common Stock               4,571,053(2)(3)                      11.9%

   Series A Liberty Media Group Common Stock     3,374,824(2)(3)(4)                    1.0%

   Series B Liberty Media Group Common Stock     1,716,053(2)(3)                       5.4%

   Series A Ventures Group Common Stock          3,101,076(2)(3)                       0.8%

   Series B Ventures Group Common Stock          2,335,159(2)(3)                       7.2%

   Class B Preferred Stock                            0                                  0%

(1) Based on 472,480,384 shares of Series A TCI Group Common Stock, 38,544,680 shares of Series B TCI Group Common Stock, 334,805,679 shares of Series A Liberty Media Group Common Stock, 31,763,197 shares of Series B Liberty Media Group Common Stock, 377,322,800 shares of Series A Ventures Group Common Stock, and 32,532,800 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 6,693,027 shares of the Redeemable Convertible TCI Group Preferred Stock, Series G, 6,693,127 shares of the Redeemable Convertible Liberty Media Group Preferred Stock, Series H, 70,575 shares of the TCI Group Preferred Stock, Series C, and 70,575 shares of the Liberty Media Group Preferred Stock, outstanding as of September 30, 1997, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group

     Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately 4.0% of the voting power with respect to a general election of directors of the Company.

(3) Kim Magness is the personal representative of the Betsy Magness Estate. Accordingly, the following shares beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 5,539,818 shares of Series A TCI Group Common Stock, (ii) 4,200,403 shares of Series B TCI Group Common Stock, (iii) 3,169,324 shares of Series A Liberty Media Group Common Stock, (iv) 1,586,553 shares of Series B Liberty Media Group Common Stock, (v) 2,911,726 shares of Series A Ventures Group Common Stock, and (vi) 2,145,809 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(4) Includes the exercise in full of options granted to Kim Magness in November 1995, pursuant to the Company's Director Stock Option Plan, to acquire 30,000 shares of Series A TCI Group Common Stock and 11,250 shares of Series A Liberty Media Group Common Stock. Options to acquire 50,000 shares of Series A TCI Group Common Stock and 28,125 shares of Series A Liberty Media Group Common Stock are covered by such grant, of which options to acquire 30,000 and 11,250 shares respectively are currently exercisable. No additional options are exercisable within the next 60 days.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-executor of the Bob Magness Estate) to vote or dispose of the shares:


                                                                         Shared
                        Class of Security               Sole Power        Power
                        -----------------               ----------        -----
          Series A TCI Group Common Stock                5,940,468          0
          Series B TCI Group Common Stock                4,571,053          0
          Series A Liberty Media Group Common Stock      3,374,824          0
          Series B Liberty Media Group Common Stock      1,716,053          0
          Series A Ventures Group Common Stock           3,101,076          0
          Series B Ventures Group Common Stock           2,335,159          0
          Class B Preferred Stock                                0          0

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are presently no contracts, agreements, understandings or relationship between the filing person and other person with respect to the Company Securities beneficially owned by the filing person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998

    /s/ Kim Magness
---------------------------------------
Kim Magness